                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                Amendment #1


                               Rand Acquisition Corp.

                                (NAME OF ISSUER)

                        Common Stock, par value $.0001 per share

                         (TITLE OF CLASS OF SECURITIES)


                                    752182204

                                 (CUSIP NUMBER)

                                Paul D. Sonkin
                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                           460 Park Avenue, 12th Floor
                            New York, New York 10022
                                212 521-0975




                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                  March 11, 2005


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)



                               (Page 1 of 6 Pages)

CUSIP No. 752182204                 13D/A                 Page 2 of 6 Pages


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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC)
     IRS No. 13-4082842
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2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [ ]
                                                                      (b)    [x]

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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    NUMBER OF       7.    SOLE VOTING POWER          400,000
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        0
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER     400,000
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    400,000

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS  [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       7.1%

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14.  TYPE OF REPORTING PERSON*

     OO
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			  (Page 2 of 6 Pages)

CUSIP No. 752182204                 13D/A                   Page 3 of 6 Pages

  AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1, dated March 14, 2005, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on November 9, 2004 (the "Schedule 13D"), relating to the Units, each consisting of one share of Common Stock, par value $0.0001 per share, and two warrants to purchase one share of Common Stock of Rand Acquistion Corp., a Delaware Corporation.


Items 1, 3,5 and 7 of the Schedule 13D are hereby amended and restated, as follows:

ITEM 1 SECURITY AND ISSUER

         Title of Class of Securities

           Common Stock, par value $0.0001 per share

         Name and Address of Issuer

            Rand Acquisition Corp
            450 Park Avenue, 10th Floor
            New York, NY 10022




ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of March 11, 2005, Hummingbird has caused each of HVF, Microcap Fund and Concentrated Fund to invest approximately $704.340, $784.980, and $190.680, respectively, in the shares of the Issuer using their respective working capital.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

	         (a) - (b) As the holder of sole voting and investment authority over the shares owned by HVF, the Microcap Fund, and the Concentrated Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 400,000 shares representing approximately 7.1% of the outstanding shares of the Issuer (based upon 5,600,000 shares outstanding as of December
14, 2004, as reported on the latest Definitive Schedule 10-QSB of the Issuer, for the quarter ending September 30, 2004.) Hummingbird disclaims any economic interest orbeneficial ownership of the shares covered by this Statement, except to the extent of its ownersip in each of HVF, Microcap Fund, and Concentrated Fund.

         Mr. Sonkin is the managing member and control person of Hummingbird and has disposition and investment power over the shares held by HVF, Microcap Fund, and Concentrated Fund. For purposes of Rule 13d-3, he may be deemed to be the beneficial owner of such shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 400,000 shares representing approximately 7.1% of the outstanding shares of the Issuer (based upon 5,600,000 shares outstanding as of December 14, 2004, as reported on the latest Definitive Schedule 10-QSB of the Issuer,for the quarter ending September 30, 2004. ) Mr. Sonkin disclaims any economic interest or beneficial ownership of the shares covered by this Statement, except to theextent of his owernship of HVF, Microcap Fund, and Concentrated Fund.

			  (Page 3 of 6 Pages)

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CUSIP No. 752182204                 13D/A                  Page 4 of 6 Pages



            (c)(1) There were no transactions in the shares of Common stock in the past 60 days.

            (2) Hummingbird caused HVF to effect transactions in the warrants during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      warrants		PRICE/UNIT
   ----              ----                      ------         -----------
3/11/05		open market sale		335,400 	0.90




               Hummingbird caused Microcap Fund to effect transactions in the warrants during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      warrants		PRICE/UNIT
   ----              ----                      ------         -----------
3/11/05		open market sale		373,800 	0.90




		Hummingbird caused Concentrated Fund to effect transactions in the warrants during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      warrants		PRICE/UNIT
   ----              ----                      ------      -----------
3/11/05		open market sale		81,720	 	0.90



         (d)      Inapplicable.

         (e)      Inapplicable.


			  (Page 4 of 6 Pages)

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CUSIP No. 752182204                 13D/A                  Page 5 of 6 Pages

	ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         Exhibit     Exhibit
         No.         Description
         ---     ---------------------------------------------------------------

         1 Joint Filing Agreement dated March 14, by and among Hummingbird Management, LLC (f/ka Morningside Value Investors,
                 LLC), and Paul D. Sonkin.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: March 14, 2005

HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin
Title: Managing Member

Paul D. Sonkin
By: /s/ Paul D. Sonkin
---------------------------------
Name: Paul D. Sonkin
Title: Managing Member

                             (Page 6 of 6 Pages)

CUSIP No. 752182204                 13D/A                  Page 6 of 6 Pages


 				JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A dated March 14, 2005 (including amendments thereto) with respect to the Common Stock of Rand Acquisition Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: March 14, 2005

HUMMINGBIRD MANAGEMENT, LLC
(f/k/a Morningside Value Investors, LLC)


By: /s/ Paul D. Sonkin
---------------------------------
Name: Paul D. Sonkin
Title: Managing Member


/s/ Paul D. Sonkin
-------------------------------------
PAUL D. SONKIN